Form 20-F
period 2015-12-31
Anpulo Food, Inc.
filed 2016-05-16
CIK 1500366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

From the transition period from                      to

Commission file number: 000-54216

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

As of May 16, 2016, 184,296,166 shares of ordinary shares, par value $0.001 per share, were issued and outstanding.

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

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes  ☐    No  ☒

i

ii

iii

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

iv

PART I

Item 1.     Identity Of Directors, Senior Management and Advisers

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

A.            Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of the results that may be expected for any other future period.

You should read the selected consolidated financial data set forth below in conjunction with Item 5, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this Report.

	As of December 31,
	2011		2012		2013		2014		2015
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Consolidated Statements of Comprehensive Income (Loss) Data:
Revenue	97,363	15,085	114,190	18,115	125,088	20,206	107,695	17,531	164,251	26,370
Cost of goods sold	86,145	13,347	97,788	15,513	102,015	16,479	88,987	14,486	140,203	22,509
Gross profit	11,218	1,738	16,402	2,602	23,073	3,727	18,708	3,045	24,048	3,861
Operating expenses
General and administrative expenses	5,540	858	8,186	1,298	10,388	1,678	8,605	1,401	11,270	1,809
Selling expenses	7,360	1,140	10,027	1,591	14,055	2,270	15,162	2,468	16,649	2,673
Loss from operations	(1,683)	(260)	(1,811)	(287)	(1,370)	(221)	(5,059)	(824)	(3,870)	(621)
Other income (expense):
Interest expenses	(4,402)	(682)	(4,970)	(788)	(5,418)	(875)	(6,307)	(1,026)	(3,944)	(633)
Subsidy income	6,193	959	7,783	1,234	1,093	176	4,604	749	6,683	1,073
Gain from loan restructuring	-	-	-	-	-	-	-	-	1,828	293
Other income (expense)	624	97	449	71	280	45	(176)	(28)	(3)	(1)
Income (loss) before income tax	733	114	1,451	230	(5,416)	(875)	(6,938)	(1,129)	693	111
Income taxes	-	-	-	-	-	-	-	-	-	-
Net income (loss)	733	114	1,451	230	(5,416)	(875)	(6,938)	(1,129)	693	111

Income (loss) per share:
Basic	0.01	*	0.01	*	(0.04)	(0.01)	(0.06)	(0.01)	*	*
Diluted	0.01	*	0.01	*	(0.04)	(0.01)	(0.06)	(0.01)	*	*

Shares used in loss per share computation: (**)
Basic	123,000,000	123,000,000	123,000,000	123,000,000	123,000,000	123,000,000	123,000,000	123,000,000	152,475,667	152,475,667
Diluted	123,000,000	123,000,000	123,000,000	123,000,000	123,000,000	123,000,000	123,000,000	123,000,000	152,475,667	152,475,667

Comprehensive income (loss):
Net income (loss)	733	114	1,451	230	(5,416)	(875)	(6,938)	(1,129)	693	111
Unrealized foreign currency translation adjustment	1,133	175	251	40	931	150	(131)	(21)	(1,274)	(204)
Comprehensive income (loss)	1,866	289	1,702	270	(4,484)	(725)	(7,069)	(1,150)	(581)	(93)

*: less than 0.01

**: The outstanding shares are presented assuming the acquisition took place on January 1, 2011.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	For the Year Ended December 31,
	2011		2012		2013		2014		2015
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash	2,359	371	2,567	407	4,076	667	4,546	741	4,420	681
Accounts receivable	4,957	780	10,506	1,667	17,881	2,926	15,740	2,564	31,151	4,799
Inventories, net	6,430	1,012	6,664	1,058	7,492	1,226	7,738	1,261	11,588	1,785
Advances to suppliers	-	-	-	-	1,563	256	1,708	278	496	76
Due from related party	16,643	2,620	23,893	3,792	931	152	6,695	1,091	2,216	341
Other receivables, net	6,693	1,054	592	94	3,051	499	944	154	229	35
Restricted assets	-	-	-	-	800	131	8,400	1,368	400	62
Other current assets	4,488	707	1,357	215	4,457	729	6,327	1,031	6,522	1,005
Long-term prepaid expenses, net	-	-	-	-	2,309	378	2,193	357	2,078	320
Plant and equipment, net of accumulated depreciation	46,510	7,322	46,685	7,409	47,618	7,793	43,984	7,165	40,079	6,174
Construction in progress	50	8	4,086	648	13,095	2,143	331	54	-	-
Intangible assets	22,583	3,555	22,083	3,505	21,583	3,532	21,083	3,435	20,583	3,171
Total assets	110,715	17,429	118,723	18,842	125,412	20,524	120,722	19,666	120,001	18,485

Short-term loans	69,225	10,898	38,200	6,062	94,200	15,416	85,400	13,912	72,930	11,234
Accounts payable	1,839	289	3,134	497	2,539	416	4,504	734	6,435	991
Advances from customers	856	135	470	75	365	60	227	37	317	49
Due to related party	-	-	-	-	-	-	4,557	742	156	24
Other payables	7,691	1,210	1,364	216	1,234	202	5,899	961	2,314	356
Long-term loans	-	-	43,000	6,824	-	-	-	-	7,160	1,103
Total liabilities	79,610	12,532	86,168	13,675	98,338	16,094	100,587	16,386	89,312	13,757
Preferred shares	-	-	-	-	550	90	552	90	75	12
Common shares (***)	781	123	775	123	752	123	755	123	1,195	184
Additional paid in capital	35,030	5,514	34,747	5,514	33,077	5,413	33,229	5,413	45,253	6,971
Accumulated deficit	(9,039)	(1,423)	(7,516)	(1,193)	(12,634)	(2,067)	(19,625)	(3,197)	(20,032)	(3,086)
Accumulated other comprehensive income	4,333	682	4,549	722	5,330	872	5,224	851	4,197	647
Total shareholders’ equity	31,105	4,896	32,555	5,167	27,074	4,431	20,135	3,280	30,689	4,727

***: The outstanding shares are presented assuming the acquisition took place on January 1, 2011.

Exchange Rates

Unless otherwise stated, with the exception of equity at December 31, 2015, we translated balance sheet amounts at RMB 6.4917 to $1.00 as compared to RMB 6.1385 to $1.00 at December 31, 2014. The equity accounts at December 31, 2015 were stated at their historical rate. The average translation rates applied to income statement accounts for the year ended December 31, 2015 and the year ended December 31, 2014 were RMB 6.2288 and RMB 6.1432, respectively. We make no representation that the RMB or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

The exchange rate in effect on May 4, 2016, was USD$ 1.00 to RMB 6.4973

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

We have over $11 million debt due in the next 12 months and a high debt-to-assets ratio.

We have over $11 million in debt obligations due in the next twelve months. We have historically carried large debt and have been able to meet our debt obligations. However, if we fail to secure additional financing for the next twelve month period, or if we fail to obtain further financing or start to generate sufficient cash from operations a year from now and beyond, we could default on our debts when they become due. As a result, we may face serious adverse consequences, including acceleration of debts and penalty for defaults, and eventually bankruptcy.

In addition, our debt to assets ratio is 67% as a result of carrying large debts. Our assets are highly leveraged among the comparable companies. We anticipate that it will be generally difficult for us to obtain additional loans. If we cannot alternatively secure equity financing at acceptable terms, as previously discussed we will have to scale down or even cease our operations.

Half of our cash reserves are held in personal bank accounts in the name of our cashiers, accountants and Chairman, Chief Executive Officer and principal shareholder.

At December 31, 2015, we had approximately cash reserve of $1.7 million, among which approximately $1 million cash was held by our cashiers, accountants and Mr. Wenping Luo, our President, Chief Executive Officer, and Chairman on behalf of us which was presented as other current assets in our financial statements. If our cashiers or accountants act against the Company’s instructions with respect to the Company’s cash held in their personal accounts, or if Mr. Wenping Luo utilizes the Company’s fund in this personal accounts for any other purpose but the in the Company’s interest, we will not able to resort to any legal remedies. In either of the forgoing cases, we will face a significant and direct economic loss and further stressed cash flow and even sever interruption to the daily operation as a result a lack of capital. However, before the end of April 2016, we had stopped using individual bank accounts to maintain our cash. The cash held by our cashiers, accountants and Mr. Wenping Luo, our President, Chief Executive Officer, and Chairman on behalf of us was wholly returned to our corporate bank accounts before the end of April 2016.

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

In addition to our sales to wholesale customers, we sell our products through specialty retail stores owned and operated by resellers of our products with whom we have arrangements to sell our product under the Anpulo brand name, and supermarket counters where we hire our own employees to operate and manage them. All of these retail outlets exclusively sell our pork products and display the “Anpulo” logo on the outside of the stores. For the years ended December 31, 2015 and 2014, these retail outlets accounted for approximately 63% and 69%, respectively, of our total revenue. Any significant deterioration in the sales performance of our retail outlets could adversely affect our financial results. In addition, any sanitation, hygiene or food quality problems that might arise from the retail outlets could adversely affect our brand image and lead to a loss of sales.

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

Our key customers are principally wholesalers and distributors, supermarkets and large retailers in China. For the years ended December 31, 2015 and 2014, Wuhan Zhongbai Chain Warehouse Supermarket Co., Ltd. accounted for 19% and 26% of our sales, respectively. If we lose Wuhan Zhongbai Chain Warehouse Supermarket Co., Ltd. as a customer or any customer who becomes to account for a major portion of our sales, the loss of a significant portion of our sales to them could have an adverse effect on our business, financial condition and results of operations. Any extended discontinuance of sales to this customer could, if not replaced, have a material impact on our operations.

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

Over the last three years, we increased our retail locations from 68 to 107, including specialty retail stores and “Anpulo” supermarket counter locations. Our growth strategy includes the continued expansion of our retail locations. In addition, when our financial position permits, we intend to expand our network of sales offices and warehouses to additional cities in China. The implementation of such strategy involves present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased expenses, including compensation expenses resulting from newly hired employees, assumption of unknown liabilities and potential disputes. We also could experience financial or other setbacks if any of our growth strategies incur problems of which we are not presently aware.

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

As of May 5, 2016, Mr. Wenping Luo, our founder, Chairman and Chief Executive Officer and our largest shareholder, along with his wife, beneficially owned approximately 49.9% of our outstanding common shares, and our other executive officers and directors collectively beneficially owned an additional 0.10% of our outstanding common shares. As a result, pursuant to our memorandum of association and articles of association and applicable laws and regulations, our controlling shareholder and our other executive officers and directors are able to exercise significant influence over our company, including, but not limited to, any shareholder approvals for the election of our directors and, indirectly, the selection of our senior management, the amount of dividend payments, if any, our annual budget, increases or decreases in our share capital, new securities issuance, mergers and acquisitions and any amendments to our memorandum of association and articles of association. Furthermore, this concentration of ownership may delay or prevent a change of control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could decrease the market price of our shares.

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2016, 2017 and 2018, respectively. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. For directors whose terms were expired in 2014 and 2015, we have not held a shareholders' meeting to re-elect new directors yet.

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

Item 4.     Information on the Company

In this Annual Report, the terms “Anpulo,” “Company,” “we,” “us,” and “our,” refer to Anpulo Food, Inc., and its wholly-owned subsidiary Anpulo International Limited, a holding company formed in Hong Kong (“Anpulo HK”), Anpulo HK’s wholly-owned subsidiary Guangxiang Investment Consulting Co., Ltd., a limited liability company located in Shanghai, China (“Anpulo WFOE”), our variable interest entity Laifeng Anpulo (Group) Food Development Co., Ltd. (“Anpulo Laifeng”), and Anpulo Laifeng’s wholly-owned subsidiary Anpulo Group Hefeng Muye Development Co., Ltd. (“Anpulo Muye”)

A.           History and Development of the Company

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

Our products are sold under the “Anpulo” and “Linghaotuzhu” brand names. Our customers are mainly located in Hubei and Hunan Province, including the seven major supermarket operators. For the fiscal year ended December 31, 2015, we are selling our chilled pork, frozen pork, and smoked pork through 49 specialty retail stores, 58 supermarket counters, 70 food distributors and 43 schools and restaurants. For the fiscal year ended December 31, 2014, we are selling our chilled pork, frozen pork, and smoked pork through 45 specialty retail stores, 58 supermarkets, 61 food distributors and 42 schools and restaurants.

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

B.           Business Overview

We process, distribute and market pork and cured pork products in the People’s Republic of China, (the “PRC” or “China”). We do not raise hogs, but instead purchase live hogs from pig farms or individual farmers in Laifeng County and its neighboring area in China for slaughtering, processing and curing. As of December 31, 2015 and 2014, our product line included over 192 unique meat products, including chilled pork, frozen pork and prepared meats. We sell all of our products under our “Anpulo” and “Linghaotuzhu” brand names.

Our value-added pork and cured pork products are targeting China’s middle and high income class. Our products are marketed domestically to supermarkets, warehouse club stores, foodservice distributors, restaurant operators, and non-commercial establishments, such as schools, hotel chains, healthcare facilities, army bases and other food processors. As of December 31, 2015, our wholesale customers included 70 retailers and 54 school cafeterias, factory canteens, hotels, army bases, hospitals and government departments. As of such date, we also retail through 58 supermarket counter locations and 49 third-party owned and operated specialty boutique stores.

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

We have a video monitored logistics system that integrates transportation and warehouse management. As of December 31, 2015, we had over 12 temperature-controlled trucks to handle our transportation needs and the capacity for our two temperature adjustable warehouses totaled approximately 5,230 cubic meters.

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

Our Growth Strategy

Our long-term business strategy is to establish our Company as a leading provider of premium pork and pork products in China. Our short-term objectives are to capitalize on current market opportunities and build on our competitive strengths to increase our market presence and enhance our position as a regional leader in the premium pork markets. The key elements of our growth strategy include the following:

●	Continue the strategy of offering premium product at premium price. We apply different pricing strategy than our competitors, targeting health conscious consumers who are willing to pay premium price for safe, high quality pork products. We believe that food safety is a top concern of Chinese consumers who purchase meat products. Our consumer surveys showed that food safety, nutritional value and taste are the top three concerns of consumers, while price was ranked fourth. Therefore, we expect that our products by giving consumers the comfort and security of safe and health food will remain marketable at extra cost. To distinguish our pork products from the rest, we plan to continue to sell our pork products at prices approximately 20% to 50% higher than the products of the same category.

●	Improve our warehouse capability. Our temperature adjustable warehouse capability, although totals approximately 5,230 cubic meters, falls short of the amount of products that our slaughterhouse could produce in its full capacity. As a result, we are currently utilizing less than one third of our production capacity at our slaughterhouse. We regard our logistics capabilities as a key to our growth strategy. We intend to construct new warehouse facilities with walk-in coolers and freezers. The estimated cost for this project is approximately $700,000. We are currently experiencing a lack of sufficient capital resources to fund the construction and may encounter difficulties in obtaining additional financing. See “Liquidity and Capital Resource-Requirement for Additional Funding” on page 43. However, if additional fund becomes available, we intend to prioritize the use of fund in constructing new warehouse facilities.

●	Increase our market presence in Wuhan City, Chongqing city and Hunan province. As of December 31, 2015, we operated sales offices in Laifeng County and Wuhan City and had one warehouse in each of two cities. We plan to increase our market presence by continue adding more counters in Wuhan City, at a pace of five to ten counters a year within the next five years, in new supermarkets or at new store location of supermarket already carrying our products. The estimated cost for adding one supermarket counter is approximately $50,000. We do not currently have sufficient cash reserve to fund adding more counters. To implement this strategy, we will need to seek additional financing, which may not be available, or at acceptable terms, to us at this time. See “Liquidity and Capital Resource-Requirement for Additional Funding.” If no fund is secured, we will have to delay or eventually abandon this strategy. In addition, though no specific action plan is formed, we are also strategizing to seek expansion opportunities in neighboring provinces. Laifeng county is located in the southwest part of Hubei province and it’s also in the junction of Hubei province, Hunan province and the municipality Chongqing city. As of December 31, 2015, we sell our products to 22 stores in Hunan province and had no supermarket counter in these two provinces. We believe our Laifeng location will enable us to continue service the three provinces and municipality and expand our presence there.

●	Expand our product lines. As of December 31, 2015, our product lines included over 192 types of pork and cured pork products, and we had no new products under development. At such day, we were unable to ascertain the timeframe by which the development can be completed. In addition to in-house product development, we plan to seek collaboration with outside academic and research force to optimize and expand our product lines. We estimate that these research and development efforts will cost the Company approximately $100,000. Given to the lack of fund, we are uncertain when we will start this project.

●	Enhance our brand awareness. We believe we can best achieve sustainable growth through further raising awareness of our brand names “Anpulo” and “Linghaotuzhu”. We plan to build our brand by focusing on educating consumers of our pork products through our ongoing holidays and special occasion promotions, and showcase our variety of pork products through our retail channels including our supermarket counters and third-party owned and operated boutique type, specialty retail stores. We believe that our retail channels will create additional brand awareness that will benefit our wholesale customers.

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

Manufacturing and Production

For each of the years ended December 31, 2015, and 2014 substantially all of our assets, including all of our material assets, were located in China.

As of December 31, 2015, we owned and operated one slaughterhouse in Laifeng County, Hubei province to carry out the business of slaughtering hogs and the production of chilled and frozen pork products. Our current total production capacity for chilled pork and frozen pork is approximately 85 metric tons per eight-hour day, or approximately 30,000 metric tons on an annual basis. As of such date, we owned one facility in Laifeng County for prepared pork products. We have production capacity for prepared pork products of 14 metric tons per eight-hour day, or approximately 5,000 metric tons on an annual basis.

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

Storage and Transportation of Pork Products

The pork products from freshly slaughtered hogs at our slaughterhouse are blast frozen after slaughtering to prevent deterioration of the meat caused by bacteria or chemical changes. Frozen meat is stored at a temperature of between –9.4°F (–23°C) and –0.4°F (–18°C) before being transported. Chilled meat is chilled to between 32°F (0°C) and 39.2°F (4°C) before being transported. The chilled and frozen pork is stored at our warehouse in Laifeng County or transported and stored at our warehouse in Wuhan City. We transport our chilled and frozen pork with a 12 temperature-controlled truck fleet between warehouse and to our customers. The chilled and frozen pork is maintained within the requisite temperature ranges during subsequent handling, transportation and distribution to retain freshness and to prevent deterioration of the meat.

Sales, Marketing and Distribution

Our key customers are principally supermarkets, meat distributors, warehouse club stores, food retailers, foodservice distributors, restaurant operators, hotel chains, and noncommercial foodservice establishments such as schools, healthcare facilities, the military and other food processors in China. For the years ended December 31, 2015 and 2014, Wuhan Zhongbai accounted for 19% and 26% of our total revenues, respectively. We do not currently maintain any contract with Wuhan Zhongbai. Any extended discontinuance of sales to this customer could, if not replaced, will have a material impact on our operations. Other than Wuhan Zhongbai, for the years ended December 31, 2015 and 2014, we sold our pork products to an individual, Mr. Lin Chen, and those sales represent 10% and 14% of our total revenues, respectively. No other single customer or customer group represented more than 10% of our 2015 and 2014 sales. No material amount of our business is dependent on government contracts.

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

Specialty Retail Stores. Our products are distributed through specialty boutique-type retail stores that are owned and operated by third parties. All these specialty retail stores have the same interior decorations and physical layout designed by us, targeting the middle and high income class that desire and can afford high quality goods and services. For these specialty retail stores, we provide operators with refrigerated showcases, signage, uniforms, labels and packaging, technical assistance, and permission to sell our products under our brand names. These independent operators agree to exclusively sell our products, and may sell other products only with our consent. These specialty retail stores are managed following our management guidelines and pricing policies. The independent operators are responsible for payment of their own taxes and government fees, leasing expenses, and other operating costs. We generally reward high-volume operators with discounts and incentives on a case-by-case basis. We sell our products to these specialty stores at prices for profit. We do not collect any commission from these resellers. As of December 31, 2015, there were 49 such specialty boutique retail stores owned and operated by independent operators. These stores provide high visibility and brand name recognition for our quality products by having our brand names in their storefronts.

“Anpulo” Supermarket Counters. We also have established “Anpulo” supermarket counters in supermarkets and local markets. As of December 31, 2015, there were 58 “Anpulo” supermarket counters. The counters are exclusive purveyors of our meats and meat products. We have sole discretion in determining the sales prices and product selection. The sales personnel working at these supermarket counters are hired by us and are employees of our Company. A majority of the “Anpulo” counters at supermarkets use our standardized physical design and layout in addition to following related rules and guidelines provided by the supermarket partners. We pay these supermarkets a charge of a fixed percentage of our sales. We directly sell our products to retail customers shopping at these supermarket counters.

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

Corporate History – Anpulo Laifeng

Anpulo Laifeng was incorporated on March 3, 2005 as a domestic Chinese corporation. As Anpulo Laifeng has continued to grow, it has increased its registered capital, which presently stands at RMB 40,500,000 (approximately $6,500,000). On December 31, 2015, Anpulo Laifeng additionally increased its registered capital of RMB 10,000,000 (approximately $1,540,000) from Mr. Wenping Luo’s contribution.

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

On December 29, 2015, Anpulo Laifeng established a wholly-owned subsidiary, Anpulo Group Hefeng Muye Development Co., Ltd. (“Anpulo Muye”), a limited liability company in PRC.

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

In exchange for tendering control of Anpulo Laifeng, the shareholders of Anpulo Laifeng received ownership of the majority of the shares of Anpulo. Anpulo Laifeng shareholders collectively received 122,900,000 of 123,000,000 issued and outstanding shares on September 22, 2013, representing 99.92% of Anpulo’s issued ordinary shares.

Our current corporate structure is as follows:

(1)	Contractual arrangements including an Entrusted Management Agreement, Exclusive Option Agreement, Shareholders’ Voting Proxy Agreement and Pledge of Equity Interest Agreement. For a description of these agreements, see “Corporate Structure— Contractual Arrangements with Anpulo and Anpulo’s Shareholders.”

(2)	The shareholders of Anpulo Laifeng are Wenping Luo (96%) and Jinfeng Hu (4%) after Mr. Wenping Luo made additional capital contribution of RMB 10 million at December 31, 2015.

D.           Property, Plants and Equipment

The following table shows certain information relating to our corporate offices and other facilities.

Property	Address	Rental Term	Space
Headquarter (containing one slaughterhouse, one warehouse, and one sale office)	Hangkong Road, Laifeng County, Hubei Province, China 445700	Company Owned	Land area 6.26 acres (25,313.87 square meters), construction area 116,100 sq. feet (6,735.41 square meters)

Distribution Center in Wuhan (containing one warehouse and one sale office)	65 Lvjiawan, Qingshan District, Wuhan, Hubei, China 430080	5 years (December 1, 2013 - November 31, 2018) (Had been replaced with a 6 months rental agreement and will be renewed every 6 months)	14,000 sq. feet (1,300 square meters)

Sale office in Wuhan	Room A-21-I, Tower A, 7 Xudong Road, Hongshan District, Wuhan, Hubei, China	20 years (December 1, 2013 – November 30, 2033)	2,148 sq. feet (199.6 square meters)

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

As reflected in the accompanying consolidated financial statements, we had net income (loss) of $111,285 and ($1,129,396) for the years ended December 31, 2015 and 2014. Although we improved our operations in 2015, we still had cash reserve, short-term loans, and an accumulated deficit of $1,685,527, $11,234,345, and $3,085,757 at December 31, 2015, respectively. These matters raise substantial doubt about the company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan, raise additional capital, and generate more revenues. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Going Concern

Although we improved our operations from a net loss of $1.1 million for the year ended December 31, 2014 to a net income of $0.1 million at the end of 2015, we had outstanding loans as of December 31, 2015 for $11.2 million that are due in the next 12 months and our cash reserves was $1.7 million at the same date, which may not be sufficient to repay our outstanding short-term loans. In addition, we had a working capital deficit of $3.8 million as of December 31, 2015. Thus, we may not be able to raise funds from the U.S. markets to pay off these obligations. These conditions raise a substantial doubt as to whether we may continue as a going concern. We are planning to negotiate with our lenders to extend or renew our loans and are planning to seek additional financing from local banks in the PRC. We will also seek to improve our cash flows from operations by implementing cost control measures and reducing our inventory purchases.

Principles of Consolidation

The consolidated financial statements include the accounts of Anpulo, Anpulo HK, Anpulo WFOE, Anpulo Laifeng and Anpulo Muye. All intercompany transactions and account balances are eliminated in consolidation.

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

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. At December 31, 2015 and 2014, the Company has established, based on a review of its outstanding balances, an allowance for doubtful accounts in the amounts of $125,103 and $132,301, respectively.

Inventory Valuation

Inventories, consisting of raw materials, work in process and finished goods related to the Company’s products are stated at the lower of cost or market utilizing the weighted average method. An allowance is established when management determines that certain inventories may not be saleable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, the Company will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates. The Company did not record inventory reserve at December 31, 2015 and 2014.

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

Sales revenue represents the invoiced value of goods, net of value-added tax, or VAT. Our products sold and services provided in China are subject to VAT of 13% to 17% of gross sales price. This VAT may be offset by VAT paid by us on raw materials and other materials included in the cost of producing the finished product. We recorded VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables.

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2015 and 2014, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Valued Added Tax

All the subsidiaries of the Company in the PRC are subject to value added tax (“VAT”) imposed by the Government of the PRC on its purchase and sales of goods, its purchase of property, plant and equipment and the freight expenses being incurred. The output VAT is charged to customers who purchase goods from the Company and debited to trade accounts receivable and credited to VAT payable — output VAT. The input VAT is incurred when the Company purchases goods and property, plant and equipment from its vendors and the freight expenses being incurred. The input VAT incurred is debited to VAT recoverable or VAT payable — input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate is ranged from 13% to 17% in general, depending on the types of products purchased and sold. If the amount of validated input VAT being aroused by purchasing goods and property, plant, equipment and the freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be creditable against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

Starting from June 1, 2015, the Company was required by the Laifeng County tax authority to calculate its input VAT in accordance with the “Circular on Measures for the Pilot Project of Assessment and Deduction of Input Value-added Tax on Agricultural Products in Certain Industries (Cai Shui [2012] No.38, hereafter referred to as “Pilot Project Circular”) issued by the PRC State Administration of Taxation on April 6, 2012. According to the Pilot Project Circular, qualified taxpayers who purchase agricultural products as raw materials for the production will be able to deduct their input VAT in accordance with methods provided in the Circular, instead of verifying the input VAT through their actual purchases of goods or property. Where the agricultural products are purchased for producing goods, the input VAT amount can be calculated using three different methods. The Company was required to use the input-output method to calculate its input VAT. This method uses national and industry standards to determine the amount of agricultural products used in unit sales, which in turn forms the basis of determining the deductible input VAT amount.

A.           Operating Results

Operating results

In fiscal year 2015, we continued to focus on the implementation of our strategic plan to continue the growth we have experienced in the last five years. However, due to a lack of funding, we have put on hold several growth strategic plans, including constructing new warehouse facilities with walk-in coolers and freezers, adding supermarket counters in Wuhan city, completing in-house product development and seeking outside product research and development collaboration, and will continue to do so until additional funding is secured.

Comparison of the Results of Operations for the Years Ended December 31, 2015 and 2014

All amounts, other than percentages, are in U.S. dollars

	For Years Ended December 31,			Percentage of
	2015	2014	Net Change	Change
Revenues	$26,369,680	$17,530,874	$8,838,806	50.4%
Cost of goods sold	22,508,894	14,485,524	8,023,370	55.4%
Gross profit	3,860,786	3,045,350	815,436	26.8%
Selling, general and administrative expenses	4,482,155	3,868,850	613,305	15.9%
Loss from operations	(621,369)	(823,500)	202,131	(24.6%)
Interest expense	(633,256)	(1,026,734)	393,478	(38.3%)
Subsidy income – Interest expense	168,842	638,875	(470,033)	(73.6%)
Subsidy income	904,046	110,626	793,420	717.2%
Gain from loan restructuring	293,452	-	293,452	n/a
Other expense	(430)	(28,663)	28,233	(98.5%)
Net other income (expense)	732,654	(305,896)	1,038,550	(339.5%)
Loss before income taxes	111,285	(1,129,396)	1,240,681	(109.9%)
Income taxes	-	-	-	-
Net loss	$111,285	$(1,129,396)	$1,240,681	(109.9%)

Revenues. Total revenue increased from $17.5 million for the year ended December 31, 2014 to $26.4 million for the same period in 2015, which represented an increase of $8.8 million, or approximately 50.4%. The increase in revenues was primarily benefited from an apparent decline in the supply in China hog market which directly pushes the market prices of pork and pork products to higher level.

The following table sets forth our revenues by sales channel for the years ended December 31, 2015 and 2014.

	Sales by Distribution Channel (US dollars in thousands)
	Years Ended December 31,
	2015		2014
	Amount	Percent	Amount	Percent
“Branded” retail stores and supermarket stores	$16,584	63%	$12,099	69%
Food services distributors	7,743	29%	4,322	25%
Restaurants and non-commercial	2,043	8%	1,110	6%
	$26,370	100%	$17,531	100%

During the year ended December 31, 2015, revenue from sales to “branded” retail stores and supermarket stores was $16.6 million, which represented an increase of $4.5 million, or approximately 37%, as compared to the year ended December 31, 2014. During the year ended December 31, 2015, revenues from sales to food service distributors increased to $7.7 million, which represented an increase of $3.4 million, or approximately 79%, as compared to the year ended December 31, 2014. During the year ended December 31, 2015, revenue from sales to restaurants and non-commercial customers increased to $2.0 million, which represented an increase of $0.9 million, or approximately 84%, as compared to the year ended December 31, 2014. As stated above, we were enjoying the sale jump from all of our distribution channels primarily due to an apparent decline in the supply in China hog market which indirectly pushes the market prices of pork and pork products to higher level.

Cost of goods sold. Cost of goods sold increased from $14.5 million for the year ended December 31, 2014 to $22.5 million for the year ended December 31, 2015, which represented an increase of approximately $8.0 million, or 55.4%. The increase in cost of goods sold was due to an apparent decline in the supply in China hog market which directly pushes the purchase prices of hogs to higher level.

Gross Profit. The gross profit margin maintained flat at 15% and 17% for the years ended December 31, 2015 and 2014.

Expenses. Selling, general and administrative expenses increased by $613,305 in the year ended December 31, 2015 as compared to the same period in 2014. Our selling expenses increased $204,670 comparing our 2 year operating results of 2015 and 2014. The major increase was from our payroll and commission to salesmen. Our general and administrative expenses increased $408,635 during the year ended December 31, 2015. The increase was primarily a result of an increase in bad debt expense of $357,810.

Interest income (expense). We had interest expense of $633,256 during the year ended December 31, 2015, which represents a decrease of $393,478 or 38.3%, comparing with the interest expense of $1,026,734 in the same period of 2014. The decrease in interest expense was primarily due to a loan restructuring with Laifeng Credit Guaratee Corporation in 2015. As a result of the loan restructuring deal, we successfully extended our loans with Laifeng Credit Guaratee Corporation to 2018 and the relevant interest charges were waived accordingly as well. Additionally, we also received subsidies of $168,842 from local government for our interest expenditures during the year ended December 31, 2015, comparing $638,875 subsidy in the same period of 2014. We do not recognize or accrue the subsidy income until we receive the subsidy.

We have benefitted from government grants and subsidies. In particular, we received (a) one-time subsidy for interest expense of $168,842 and $638,875 during the years ended December 31, 2015 and 2014, and (b) subsidies of $904,046 and $110,626 for supporting agricultural development in minority areas in the years ended December 31, 2015 and 2014, respectively. The one-time subsidies for interest expenses were granted based on the amount of the Company’s outstanding bank loans and the number of days that the bank loans were outstanding. The one-time subsidies for interest expense were recognized as income upon received. No subsidies for bank interest expenses were deferred. The subsidies were recorded as “subsidy income” in our financial statements. The subsidies are generally determined based on the local government’s financial status, policy, and various political factors. There is no guarantee that we will continue to receive such subsidies in comparable amounts or at all in the future.

Income Taxes. The effective tax rate in the PRC on income generated from the sale of prepared products is 25% and there is no income tax on income generated from the sale of raw products including raw meat products. At December 31, 2015, we had a net operating loss carry-forward for Chinese income tax purposes aggregating approximately $2 million which will expire through the year 2020.

Potential risks of the impact of inflation and political changes to our business are fully described in “Risk Factors” under Item 3.D and are hereby incorporated by reference.

B.           Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2015 our working capital deficit was (3,834,223) as compared to ($7,731,054) at December 31, 2014, reflecting an increase of $2.2 million in the accounts receivable and a reduction of $2.7 million in our short-term loans, and partly offset by decreases of $1.3 million in our restricted assets. These funds are located in financial institutions located as follows:

	December 31, 2015		December 31, 2014
Country	Dollar	%	Dollar	%
United States	$-	-	$-	-
China	680,877	100%	740,532	100%
	$680,877	100%	$740,532	100%

The components of cash flows are discussed below:

	Year Ended December 31,
	2015	2014
Net cash used in operating activities	$(986,028)	$(139,648)
Net cash provided by (used in) investing activities	(102,182)	1,685,731
Net cash provided by (used in) financing activities	710,424	(1,479,331)
Exchange rate effect on cash	318,131	6,756
Net cash inflow (outflow)	$(59,655)	$73,508

Cash Used in Operating Activities

We have financed our operations over the two years ended December 31, 2015 and 2014 primarily through cash from borrowings under our lines of credit with various lending banks in the PRC.

Net cash used in operating activities was $0.99 million in the year ended December 31, 2015. Cash used in operating activities in the year ended December 31, 2015 consisted primarily of net income of $0.1 million due to our increased gross margin of $0.8 million, decreased interest expense of $0.3 million, and increased subsidy income of $0.3 million which had been partly offset by the increased operating expenses of $0.6 million. Other than that, it also consisted depreciation and amortization of $0.8 million, an amortization expense of $0.1 million from prepaid expenses, a bad debt expense of $0.2 million, and an non-cash gain of $0.3 million from our loan restructuring. In addition, we reported a decrease at restricted assets of $0.4 million, which was offset by an increase of $1.6 million at accounts receivable, an increase of $0.6 million at inventories and a decrease of $0.6 million from other payables.

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

Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $0.1 million in the year ended December 31, 2015. The activities primarily consisted of our new purchase of equipment.

Net cash provided by investing activities was $1.7 million in the year ended December 31, 2014. The activities primarily consisted of our disposal of an investment in the hotel construction project in Laifeng County which had been sold to Fengming for $2.7 million or RMB 17 million on April 20, 2014. We had collected part of the proceeds of approximately $2 million from the resale.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $0.7 million in the year ended December 31, 2015. During the period, we received the proceeds from our renewal short-term loans of $11.6 million and new capital of $1.5 million contributed from one of our main shareholder offset by repayments of our short-term loans of $12.4 million.

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

Specifically, as of December 31, 2015, we had approximately cash of $1.7 million, including $0.7 million cash held by us and $1 million cash held by our cashier, accountants and Mr. Wenping Luo, our President, Chief Executive Officer, and Director on behalf of us which was presented as other current assets in our financial statements. Meanwhile, we have approximately $11.2 million of bank loans due in the next 12 months. Additionally, we used approximately $0.9 million of cash in operating activities was for the year of 2015. If our operating activities present similar cash flow result as 2015, we anticipated that, our cash reserve of $1.7 million at December 31, 2015, will be insufficient to satisfy our bank loans of $11.2 million due in the next 12 months and, we will need to obtain additional $10.4 million, to meet our ongoing obligations and fund our operations during that twelve months period, if we cannot renew the bank loans as they become due.

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

We focus our research and development efforts on improving our development efficiency and the quality and the market acceptance of our products offering. In the fiscal years ended December 31, 2015 and 2014, we spent $0 and $20,281, respectively, on research and development activities. The cost of such research and development activities includes wages related to research and development personnel and expenses related to consumption of research materials. As of December 31, 2015, we temporarily suspend our research activities at development of new products. We may resume the activities upon we obtain better market feedbacks to support our further development of new products.

D.           Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Off-Balance Sheet Arrangements

We do not have any material off-balance sheet commitments or arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2014 and the effect those obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	Over 5 Years
Contractual obligations *
Bank loans	$12,337,366	$11,234,345	$1,103,021	$-	$-
Others	-	-	-	-	-
	$12,337,366	$11,234,345	$1,103,021	$-	$-

*:	Bank loans consisted of short-term and long-term bank loans. Historically, we have refinanced these bank loans for an additional term of one year and we expect to continue to refinance these loans upon expiration.

The material terms of the short-term loan agreements were summarized as follow:

December 31, 2015
Loan payable to Bank of China, annual interest rate of 4.35%, due by December 2, 2016 with property provided by Laifeng Urban Construction Investment Co., Ltd. and by the shareholders as collaterals and guaranteed by Laifeng Anpulo Yunxing Transportation Co., Ltd.	$4,313,200
Loan payable to Agricultural Development Bank of China, annual interest rate of 5.6%, due by January 21, 2016, guaranteed by Enshi Agricultural Development Credit Guarantee Co., Ltd. and Mr. Wenping Luo. The loan had been repaid in January 21, 2016.	1,540,429
Loan payable to Shanghai Pudong Development Bank, annual interest rate of 4.35%, due by March 21, 2016 with Mr. Wenping Luo as guarantor and pledged with Anpulo Laifeng’s accounts receivable of $804,064. The loan had been renewed to June 21, 2016	358,920
Loan payable to Agricultural Development Bank of China, annual interest rate of 4.6%, due by September 22, 2016 with buildings provided by Anpulo Laifeng as collateral.	2,926,814
Loan payable to Industrial and Commercial Bank of China, annual interest rate of 4.6%, due by September 9, 2016 with property provided by 2 individuals, Benshuang Yao and Youxiang Zhou as collateral.	2,002,557
Loan payable to Laifeng Jiuding Pawn Co., Ltd., annual interest rate of 3.6%, due by April 9, 2016. The loan had been repaid in April 11, 2016	92,425
$11,234,345

G.           Safe Harbor.

See “Special Note Regarding Forward-looking Statements.”

Item 6.     Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the name and age of our current officer and director.

Name	Age	Position
Wenping Luo	46	President, Chief Executive Officer, and Director
Maochun Kang	41	Chief Financial Officer
Tao Yang	35	Director
Chunhai Lin	50	Director
Xinlian Zhang	59	Director
Shijia Li	52	Director

Set forth below is a brief description of the background and business experience of our executive officer and director for the past ten years.

Wenping Luo, age 46, has over 20 years of experience in business development, marketing, and enterprise building. Mr. Luo has served as our President, Chief Executive Officer, and Chairman of the Board since February 2012. Mr. Luo founded Laifeng Anpulo (Group) Food Development Co., Ltd. in 2005. Between 1998 and 2005, Mr. Luo was the chairman of Yunxin Auto Service Co., Ltd., an auto repairing company located in Laifeng County. Mr. Luo has also served as a director and chief executive officer of Anpulo Food Development, Inc. since December 2012. Anpulo Food Development, Inc. is a development stage company with no any business activity. Mr. Luo is currently studying business management in Huazhong Technology University. Mr. Luo was nominated as a director for his experience in food servicing industry and leadership of our company.

Through his prior service as our President, Chief Executive Officer and Chairman of the Board and his experience of founding Anpulo Laifeng, Mr. Luo possesses knowledge and experience in the meat product industry that aids him in efficiently and effectively identifying and executing our strategic priorities.

Maochun Kang, age 41, has served as the Company’s Chief Financial Officer since December 2013. Mr. Kang has been with Anpulo Laifeng since 2007, starting with the controller position, later promoted the chief financial officer position in July 2012. From 2005 through 2006, Mr. Kang was vice president of the accounting department of Golden Mountain Industries Co., Ltd., a company engaged in liquor production and agricultural products processing. From 2003 through 2005, Mr. Kang was the accounting manager of Changsha Shenao Real Estate Co., Ltd., a real estate development company. From 1996 through 2003, Mr. Kang was the accounting manager of Hunan Longshan Cigarette Co., Ltd., a cigarette manufacturing company. Mr. Kang is a licensed Certified Public Accountant in China. Mr. Kang received his degree in Science and Technology from Changsha University.

Tao Yang, age 35, has served as a director of the Company since December 2013. Mr. Yang has been with Anpulo Laifeng since 2006, through the positions of office manager, sales manager, until promoted to general manager in January 2013. From 2004 through 2006, Mr. Yang was a trainer working for Laifeng Children Body Skill Training Center. From 2002 through 2004, Mr. Yang was an advertising manager for Guiyuan Advertising Company, Ltd. Mr. Yang was nominated as a director because his first-hand knowledge of and experience in the Company’s sales activities will offer valuable insights in formulating the Company’s future marketing strategies.

Chunhai Lin, age 50, has served as a director since December 2013. Mr. Lin has been a partner of Hubei Xiongzhen Law Firm since 2000. Mr. Lin received his bachelor degree in politics and law from Central China Normal University. As a director, Mr. Lin’s legal knowledge and long-time experience in practice law in China will help the Company navigate the complex regulatory compliance matters that often occur to a fast-growing food product company.

Xinlian Zhang, age 59, has served as a director since December 2013. Ms. Zhang has been a retiree since 2013. From 2008 through 2012, Ms. Zhang was the director of Bureau of Environmental Health of Laifeng County Urban Administration. From 1988 through 2008, Ms. Zhang was the director of Bureau of Environmental Health of Laifeng County. Ms. Zhang has won numerous national awards and recognition, including China’s “Three Eight Red Banner Pacesetter”, “The National Model Labor Award”, and other recognition such as “10 Outstanding Personnel of Enshi Tujia and Miao Autonomous Prefecture”. Ms. Zhang was nominated as a director because her insights and authoritative opinions on the food industry in Laifeng county will provide the Company strategic guidance in its growth and development.

Shijia Li, age 52, has served as a director since December 2013. Mr. Li has been general manager of the farmer finance department of Agricultural Bank of China Enshi Branch since February 2012. From April 2009 through January 2012, Mr. Li was general manager of consumer finance department of Agricultural Bank of China Enshi Branch. From August 2006 through March 2009, Mr. Li was general manager of Agricultural Bank of China Hefeng County Sub-branch. From January 2005 through July 2006, Mr. Li was general manager of Agricultural Bank of China Laifeng County Sub-branch. From July 2001 through January 2005, Mr. Li was deputy general manager of Agricultural Bank of China Laifeng County Sub-branch. Mr. Li was nominated as a director because his knowledge and experience with the finance and banking matters in China is critical assets for the Company in exploring and evaluating capital raising opportunities.

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

B.           Compensation

Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2015 and 2014 to Wenping Luo, our principal executive officer and Maochun Kang, our principal financial and accounting officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Totals ($)(1)
Wenping Luo	2015	$38,530	$-	$-	$38,530
President, Chief Executive Officer	2014	$10,332	$-	$-	$10,332

Maochun Kang	2015	$19,265	$-	$-	$19,265
Chief Financial Officer	2014	$8,718	$-	$-	$8,718

(1)	Represents the compensations of Mr. Luo and Mr. Kang for serving as executive officers of Anpulo Laifeng. The Company has not entered into any compensation arrangements with Mr. Luo or Mr. Kang.

Outstanding Equity Awards at Fiscal Year End

No equity award was outstanding at the December 31, 2015.

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

Summary Compensation Table Fiscal Years 2015 – Directors

	Director Fees earned or paid in cash	Total (1)
Name	2015	2015

Wenping Luo(2)	$-	$-
Tao Yang(2)	$-	$-
Chunhai Lin(3)	$-	$-
Xinlian Zhang(3)	$-	$-
Shijia Li(3)	$-	$-

(1)	None of the directors received any ordinary share awards, option awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal years 2015 and 2014.
(2)	Mr. Luo and Mr. Yang received payment in their capacities as officers of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as directors of our company for the fiscal years 2015 and 2014.
(3)	Messers. Lin, Zhang, and Li did not become directors until 2013 and they did not receive any payment for the fiscal years 2015 and 2014.

C.           Board Practices

Board of Directors

Our board of directors currently consists of five directors. We expect that all current directors will continue to serve on the board. There are no family relationships between any of our executive officers and directors.

The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2014 and every three years thereafter. We have not host our annual general meeting of shareholders in 2015 and 2014 yet. As a result, the re-election of Class I directors had not been conducted. Class II directors shall face re-election at our annual general meeting of shareholders in 2015 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter.

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

D.           Employees

As of December 31, 2015, we employed 338 employees, of whom four were certified veterinarians, 12 were operating personnel, 198 were sales personnel, 10 were quality control personnel and 20 were administrative personnel. We are not subject to any collective bargaining agreement and we believe our relationship with our employees is good.

E.           Share Ownership

Share Ownership

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) each director and named executive officer, (ii) all executive officers and directors as a group; and (iii) each shareholder known to be the beneficial owner of 5% or more of the outstanding ordinary shares of the Company as of May 16, 2016.

Beneficial ownership is determined in accordance with the rules of the SEC. Generally, a person is considered to beneficially own securities: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, and (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of share options or warrants). For purposes of computing the percentage of outstanding shares held by each person or group of persons, any shares that such person or persons has the right to acquire within 60 days of May 16, 2016 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership. Unless otherwise indicated below, the address of each person listed in the table below is c/o No 8, North of Fengxiang Avenue, Xiangfeng Town, Laifeng County, Hubei Province 445700, China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)		Percentage Ownership(2)

Wenping Luo, Principal Executive Officer and Director	92,000,000	(3)	49.92%
Maochun Kang, Chief Financial Officer	100,000		0.05%
Tao Yang, Director	100,000		0.05%
Chunhai Lin, Director	0		-
Xinlian Zhang, Director	0		-
Shijia Li, Director	0		-
All Directors and Executive Officers as a Group (6 people)	92,200,000		50.02%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	Based on 184,296,166 ordinary shares issued and outstanding as of May 5, 2016.
(3)	Includes 6,000,000 shares owned by Mr. Luo’s spouse, Jinfeng Hu.

Item 7.     Major Shareholders and Related Party Transactions

A.           Major Shareholders

Except as set forth under Item 6E, the Company does not have any major shareholder who beneficially owns 5% or more of our ordinary shares.

B.           Related Party Transactions

Transactions with Related Persons

Share Buyback from Principal Stockholder

During the year of 2015, we had issued 61,126,166 shares of our common stock to various people in China for the purchase price of $0.11 per share. We were planning to issue 70 million shares of our common stock in total and raised approximately $7.7 million from the issuances. The capital collected from new share issuances would be used to buy back our outstanding preferred stock at approximately $0.09 per share. As the result of the issuances of our common stock and buy back transaction, we had bought back and canceled 78,370,000 shares of preferred stock as of December 31, 2015.

Personal Loans from Officer, Director and Principal Stockholder

During 2015, we obtained an aggregate financial supports of approximately $18,000 from Wuhan ShanqingMeiyao Trading Co., Ltd., whose the principal stockholder is the relative of Mr. Wenping Luo, for the Company’s working capital purpose. We had repaid approximately $32,000 during the year 2015. In addition, at December 31, 2015, we reported a payable of $13,560 to Wuhan ShanqingMeiyao Trading Co., Ltd. These loans were due upon demand and no interest was charged.

During 2015, we obtained an aggregate financial supports of approximately $90,000 from Linhao Tuweicai Restaurant, whose the principal stockholder is the relative of Mr. Wenping Luo, for the Company’s working capital purpose. We had repaid approximately $44,000 during the year 2015. In addition, at December 31, 2015, we reported a payable of $6,105 to Wuhan ShanqingMeiyao Trading Co., Ltd. These loans were due upon demand and no interest was charged.

During 2015 and 2014, we had Ms. Jinfeng Hu, who is Mr. Wenping Luo’s wife, paid approximately $160,000 and $80,579 on behalf of the Company to our suppliers. As of December 31, 2015 and 2014, we reported a payable of $4,313 and $80,579 to Ms. Jinfeng Hu, respectively. The loan was due upon demand and no interest was charged.

During 2014, we obtained an aggregate financial supports of approximately $5,937,000 from Mr. Wenping Luo, the principal stockholder and President and Chief Executive Officer and a director of the Company, for the Company’s working capital purpose. We had repaid approximately $5,275,000 during the year 2014. In addition, at December 31, 2014, we reported a payable of $661,820 to Mr. Wenping Luo. These loans were repaid in 2015 and no interest was charged.

Personal Loans to Officer, Director and Principal Stockholder

During 2015, we loaned an aggregate of approximately $31,657,010 to Wenping Luo, the principal stockholder and President and Chief Executive Officer and a director of the Company, for his personal use. $31,329,000 of these loans had been collected by 2015 and the amount due from Mr. Luo to the Company at December 31, 2015 was $328,376. These loans were due upon demand and had been charged interest expensed at 4.35% annually.

During 2015, we loaned an aggregate of approximately $2,700 to Junyi Luo, a relative of Mr. Wenping Luo, for his personal use. The amount due from Mr. Junyi Luo to the Company at December 31, 2015 was $2,619. These loans were due upon demand and no interest was charged.

During 2015, we loaned an aggregate of approximately $481,000 to Laifeng Anpulo Yunxing Transportation Co., Ltd., whose major shareholder is Mr. Wenping Luo, for working capital purpose. $477,000 of these loans had been collected by 2015 and the amount due from Laifeng Anpulo Yunxing Transportation Co., Ltd. to the Company at December 31, 2015 was $10,321. These loans were due upon demand and no interest was charged.

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

Sales to Related Parties

In 2015, the Company made sales of pork products to each of Laifeng Anpulo Yunxing Transportation Co., Ltd., Laifeng Fangchi Hotel, Laifeng Fengming Manor Hotel, and Wuhan Shanqing Meiyao Trading Co., Ltd. The major shareholder of the foregoing four companies, in each case, is Mr. Wenping Luo, the principal stockholder and President and Chief Executive Officer and a director of the Company. As of December 31, 2015, the Company had receivables from these three companies as set forth below:

●	$8,557 from Laifeng Anpulo Yunxing Transportation Co., Ltd.

●	$38,995 from Laifeng Fangchi Hotel.

●	$22,231 from Laifeng Fengming Manor Hotel

●	$42,232 from Wuhan Shanqing Meiyao Trading Co., Ltd.

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

On November 18, 2012, the Company entered into a cooperation agreement with the government of Laifeng County to build and operate a high end hotel. As of April 20, 2014 (disposal date) and December 31, 2013, the Company had invested $2,761,893 (or RMB 17 million) and $2,142,989 in the hotel construction and may need additional $2.95 million capital to complete this construction. On April 20, 2014, the Company assigned and transferred all of its rights and obligations under the cooperation agreement to Laifeng Fengming Manor Hotel Management Co., Ltd. (“Fengming”) for approximately $2.7 million or RMB 17 million. No gain or loss was recognized from this transaction. Fengming is owned by Mr. Junyi Luo, Mr. Wenping Luo’s son. Mr. Wenping Luo does neither have any direct or indirect investment in Fengming nor hold any management position in Fengming. The Company had collected RMB 12 million or $1,953,379 from Fengming on May 2014. The remaining balance of $848,924 had been collected in 2015.

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

We expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000 or one percent of the average of the Company’s total assets at the year-end for 2015. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

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

We have no knowledge of any person who would be deemed a “promoter” of our company during the past five years within the meaning of Rule 405 under the Securities Act.

C.           Interests of Experts and Counsel

Not applicable

Item 8.     Financial Information

A.           Consolidated Statements and Other Financial Information

Financial Statements

See our audited financial statements for the fiscal years ended December 31, 2015 and 2014 included under Item 18 of this annual report.

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

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Anpulo WFOE, which in turn would be dependent on the receipt of funds from our variable interest entities, Anpulo Laifeng and Anpulo Muye. Payments of dividends by Anpulo WFOE to our Company are subject to laws and regulations in the PRC including the requirement that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business. Further, such remittances would require Anpulo WFOE to provide an application for remittance that includes, in addition to the application form, a foreign registration certificate, board resolution, capital verification report, audit report on profit and stock bonuses, and a tax certificate. There are no such similar foreign exchange restrictions in the British Virgin Islands.

B.           Significant Changes

On March 9, 2016, the Company sold 170,000 shares of its common stock to various individuals in China for the purchase price of $0.11 per share.

Item 9.     The Offer and Listing

A.           Offer and Listing Details

Our common stock is quoted on OTCQB, under the symbol “ANPFF”. As of May 12, 2016, the closing price for our common stock was $0.52 per share. The bid prices set forth below reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock.

	High		Low
Fiscal Year Ended December 31, 2016
Quarter ended June 30, 2016 (until May 12, 2016)		$1.15		$0.40
Quarter ended March 31, 2016		$3.58		$0.70

Fiscal Year Ended December 31, 2015
Quarter ended December 31, 2015		$3.6		$0.95
Quarter ended September 30, 2015		$3.7		$3.3
Quarter ended June 30, 2015		$3.81		$0.6
Quarter ended March 31, 2015		$4.6		$0.54

Fiscal Year Ended December 31, 2014
December 2014		$0.5		$0.5
November 2014	$	N/A	$	N/A

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including Wenping Luo, our Chief Executive Officer, and Maochun Kang, our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) as of December 31, 2015, the end of the period covered by this report. Our management does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of disclosure controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The design of any system of disclosure controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. The framework used by management in making that assessment was the criteria set forth in the document entitled “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management has determined that as of December 31, 2015, our internal control over financial reporting was not effective because of the identification of the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, the Company determined that there were control deficiencies that constituted the following material weaknesses.

●	The Company does not have an independent audit committee in place, which would provide oversight of the Company’s officers, operations and financial reporting function.

●	The Company’s internal accounting staff does not have the U.S. GAAP expertise.

●	There lacks segregation of duties within the Company’s accounting functions.

In light of this above material weakness, we performed additional analyses and procedures in order to conclude that our financial statements for the year ended December 31, 2015 included in this Annual Report on Form 20-F were fairly stated in accordance with GAAP. Accordingly, management believes that despite our material weakness, our consolidated financial statements for the year ended December 31, 2015 are fairly stated, in all material respects, in accordance with GAAP.

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

Item 16C. Principal Accountant Fees and Services

The following is a summary of the fees billed to us by HHC for professional services rendered for the fiscal years ended December 31, 2015 and 2014:

	Fiscal Year Ended December 31,
	2015	2014
Audit Fees	$60,000	$60,000
Audit Related Fees	-	15,000
Tax Fees	-	-
All Other Fees	-	-
	$60,000	$75,000

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchases

During the year of 2015, we had issued 61,126,166 shares of our common stock to various people in China for the purchase price of $0.11 per share. We were planning to issue 70 million shares of our common stock in total and raised approximately $7.7 million from the issuances. The capital collected from new share issuances would be used to buy back our outstanding preferred stock at approximately $0.09 per share. As the result of the issuances of our common stock and buy back transaction, we had bought back and canceled 78,370,000 shares of preferred stock as of December 31, 2015..

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Anpulo Food Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Anpulo Food Inc. and Subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ HHC

Forest Hills, New York

May 16, 2016

Anpulo Food Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2015	2014

ASSETS
Current Assets:
Cash and cash equivalents	$680,877	$740,532
Investment - held for trading	21,517	22,755
Accounts receivable, net	3,994,461	2,564,119
Inventories	1,784,995	1,260,575
Advances to suppliers	76,472	278,257
Advance for real estate purchase	-	81,453
Prepaid expenses	15,404	64,049
Due from related party	341,316	1,090,660
Other receivables, net	35,264	153,704
Restricted assets	865,681	1,368,412
Other current assets	1,004,650	1,030,666
Total Current Assets	8,820,637	8,655,182

Long-term prepaid expenses, net	320,027	357,330
Plant and equipment, net of accumulated depreciation	6,173,846	7,165,339
Construction in progress	-	53,955
Intangible assets, net	3,170,716	3,434,607

Total Assets	$18,485,226	$19,666,413

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Short-term loans	$11,234,345	$13,912,194
Accounts payable and accrued payables	991,304	733,744
Advances from customers	48,842	36,959
Due to related party	23,978	742,399
Other payables	356,391	960,940
Total Current Liabilities	12,654,860	16,386,236

Long-term loans	1,103,021	-

Total Liabilities	13,757,881	16,386,236

Stockholders' Equity:
Preferred stock ($0.001 par value, 500,000,000 shares authorized, 11,630,000 shares and 90,000,000 shares issued and outstanding as of December 31, 2015 and 2014, respectively)	11,630	90,000
Common stock ($0.001 par value, 1,000,000,000 shares authorized, 184,126,166 shares and 123,000,000 shares issued and outstanding as of December 31, 2015 and 2014, respectively)	184,126	123,000
Additional paid in capital	6,970,845	5,413,172
Accumulated deficit	(3,085,757)	(3,197,042)
Accumulated other comprehensive income	646,501	851,047
Total Stockholders' Equity	4,727,345	3,280,177
Total Liabilities and Stockholders' Equity	$18,485,226	$19,666,413

See accompanying notes to consolidated financial statements

Anpulo Food Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

	For the Years Ended December 31,
	2015	2014	2013

Sales	$26,369,680	$17,530,874	$20,206,497
Cost of goods sold	22,508,894	14,485,524	16,479,281
Gross profit	3,860,786	3,045,350	3,727,216

Operating expenses:
General and administrative expenses	1,809,322	1,400,687	1,678,087
Selling expenses	2,672,833	2,468,163	2,270,488
Total operating expenses	4,482,155	3,868,850	3,948,575

Loss from operations	(621,369)	(823,500)	(221,359)

Other income (expense):
Interest expense	(685,817)	(1,026,734)	(875,250)
Interest income – related party	52,561	-	-
Subsidy income - Interest expense	168,842	638,875	58,154)
Subsidy income	904,046	110,626	118,440
Gain from loan restructuring	293,452	-	-
Other income (expense)	(430)	(28,663)	45,184
Total other income (expense)	732,654	(305,896)	(653,472)

Income (loss) before income taxes	111,285	(1,129,396)	(874,831)

Income taxes	-	-	-
Net income (loss)	111,285	(1,129,396)	(874,831)

Other comprehensive income:
Unrealized foreign currency translation adjustment	(204,546)	(21,293)	150,431

Comprehensive loss	$(93,261)	$(1,150,689)	$(724,400)

Loss per share - basic and diluted:
Weighted-average shares outstanding, basic and diluted	152,475,667	123,000,000	122,916,667

Income (loss) per share - Basic & diluted	$0.00	$(0.01)	$(0.01)

See accompanying notes to consolidated financial statements

Anpulo Food Inc. and Subsidiaries

Consolidated Statements of The Stockholders' Equity

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total
Balance, January 1, 2012	-	$-	122,900,000	$122,900	$5,514,599	$(1,422,947)	$682,037	$4,896,589

Comprehensive income:
Net income	-	-	-	-	-	230,132	-	230,132
Unrealized foreign currency translation adjustment	-	-	-	-	-	-	39,872	39,872

Balance, December 31, 2012	-	-	122,900,000	122,900	5,514,599	(1,192,815)	721,909	5,166,593

Recapitalization	90,000,000	90,000	100,000	100	(101,427)		-	(11,327)
Comprehensive income:
Net loss	-	-	-	-	-	(874,831)	-	(874,831)
Unrealized foreign currency translation adjustment	-	-	-	-	-	-	150,431	150,431

Balance, December 31, 2013	90,000,000	90,000	123,000,000	123,000	5,413,172	(2,067,646)	872,340	4,430,866

Comprehensive income:
Net loss	-	-	-	-	-	(1,129,396)	-	(1,129,396)
Unrealized foreign currency translation adjustment	-	-	-	-	-	-	(21,293)	(21,293)

Balance, December 31, 2014	90,000,000	90,000	123,000,000	123,000	5,413,172	(3,197,042)	851,047	3,280,177
Issuance of common stock	-	-	61,126,166	61,126	6,662,752	-	-	6,723,878
Capital contribution in a Chinese subsidiary	-	-	-	-	1,540,429	-	-	1,540,429
Buy-back of preferred stock	(78,370,000)	(78,370)	-	-	(6,645,508)		-	(6,723,878)
Comprehensive income:
Net loss	-	-	-	-	-	111,285	-	111,285
Unrealized foreign currency translation adjustment	-	-	-	-	-	-	(204,546)	(204,546)

Balance, December 31, 2015	11,630,000	$11,630	184,126,166	$184,126	$6,970,845	$(3,085,757)	$646,501	$4,727,345

See accompanying notes to consolidated financial statements

Anpulo Food Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2015	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$111,285	$(1,129,396)	$(874,831)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	809,490	839,583	804,731
Amortization of prepaid expenses	138,848	152,863	-
Amortization of discount of long-term loans	44,247	-	-
Bad debt expense, net	206,931	(150,879)	227,427
Interest income from related party loans	(52,561)	-	-
Gain from loan restructuring	(293,452)	-	-
Loss from held for trading investment	-	10,001	-
Loss from disposal of plant and equipment	-	3,345	-

Changes in operating assets and liabilities:
Accounts receivable	(1,636,110)	274,397	(1,203,087)
Inventories	(618,034)	(39,982)	(133,831)
Advances to suppliers	185,933	(23,531)	(216,274)
Other receivables	49,216	568,076	(612,881)
Other current assets	(31,330)	(304,416)	(500,639)
Prepaid expenses	(73,166)	(159,184)	(46,738)
Restricted assets	446,355	(1,237,140)	(129,230)
Long-term prepaid expenses	-	-	(374,620)
Accounts payable and accrued payables	287,416	319,744	(95,375)
Advances from customers	14,480	(22,534)	(16,833)
Other payables	(575,576)	759,405	(21,068)
Total adjustments	(1,097,313)	989,748	(2,318,418)
Net cash used in operating activities	(986,028)	(139,648)	(3,193,249)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in held for sale investment	-	-	(32,488)
Prepayment for real estate purchase	-	(81,391)	-
Increase in construction in progress	-	(89,169)	(1,455,217)
Proceeds from disposal of construction in progress	-	1,953,379	-
Proceeds from disposal of plant and equipment	-	586	-
Purchase of plant and equipment	(102,182)	(97,674)	(873,035)
Net cash provided by (used in) investing activities	(102,182)	1,685,731	(2,360,740)

CASH FLOWS FROM FINANCING ACTIVITIES
Due from related party	555,338	(788,684)	3,697,656
Due to related party	(603,491)	741,831	-
Capital contribution	1,540,429	-	-
Repayment of long-term loans	-	-	(6,946,127)
Repayment of short-term loans	(12,394,041)	(18,068,759)	(6,364,591)
Proceeds from short-term loans	11,612,189	16,636,281	15,410,710
Net cash provided by (used in) financing activities	710,424	(1,479,331)	5,797,648

EFFECT OF EXCHANGE RATE CHANGES ON CASH	318,131	6,756	16,042

NET INCREASE (DECREASE) IN CASH	(59,655)	73,508	259,701

CASH, BEGINNING OF YEAR	740,532	667,024	407,323

CASH, END OF YEAR	$680,877	$740,532	$667,024

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$708,586	$1,043,053	$858,799
Income tax paid	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock	$6,723,878	$-	$-
Buy-back of preferred stock	$6,723,878	$-	$-

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

On December 29, 2015, Anpulo Laifeng established a wholly-owned subsidiary, Anpulo Group Hefeng Muye Development Co., Ltd. (“Anpulo Muye”), a limited liability company in PRC, to develop and raise special stains of local hogs.

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

As reflected in the accompanying financial statements, the Company has accumulated deficit of $3,085,757 a working capital deficit and cash outflow from operating activities of $3,834,223 and $986,028 at December 31, 2015. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management intends to provide the Company with additional loans as needed and is seeking a merger target to implement its strategic plans. Management feels these actions provide the opportunity for the Company to continue as a going concern.

Use of Estimates

The preparation of the unaudited financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates for the years ended December 31, 2015, 2014, and 2013 include the allowance for doubtful accounts, the allowance for obsolete inventory, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets and valuation of deferred tax assets, and accruals for taxes due.

Principles of Consolidation

Pursuant to US GAAP, Anpulo Laifeng and Anpulo Muye is the VIEs of the Company and the Company is the primary beneficiary of the VIEs. Accordingly, the VIEs have been consolidated in the Company’s financial statements.

Based on various VIE agreements, the Company is able to exercise control over the VIEs, and obtain the financial interests such as the periodic income of the VIEs through the EMA, PEA, and OA and to acquire the net assets of VIEs through purchase of their equities at essentially no cost. The Company therefore concluded that its interest in the VIEs is not a non-controlling interest and therefore is not classified as such. Based on the Exclusive Agreements the amount of controlling interest of the Anpulo Laifeng shareholders, who are holding shares of the VIEs for the Company, is zero. They exercise no controls over the VIEs and no financial interests of ownership are due to them either for periodic income or the net assets.

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents. The Company maintains cash and cash equivalents with various financial institutions mainly in the PRC and the U.S. As of December 31, 2015 and 2014, balances in banks in the PRC of $680,877 and $740,532, respectively, are uninsured.

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

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following tables present information about investment held for trading measured at fair value on a nonrecurring basis as of December 31, 2015 and 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2015	Gain (Loss)
Investment in gold held for trading	$21,517	$-	$-	$21,517	$-

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2014	Gain (Loss)
Investment in gold held for trading	$22,755	$-	$-	$22,755	$(10,001)

The Company conducted an impairment assessment on the investment held for trading based on the guidelines established in FASB ASC Topic 360 to determine the estimated fair market value of the investment as of December 31, 2015 and 2014. Upon completion of its 2014 impairment analysis, the Company determined that the carrying value exceeded the fair market value on the investment which is held for sale. The Company recorded impairment charge of $0 and $10,001 at December 31, 2015 and 2014.

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

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. At December 31, 2015 and 2014, the Company has established, based on a review of its outstanding balances, an allowance for doubtful accounts in the amounts of $125,103 and $132,301, respectively.

Investment in Gold – Held for Trading

Marketable investment instruments are generally designated as investment held for trading. Investments held for trading are measured at fair value, whereby gains and losses resulting from changes in fair value are recognized to profit or loss. The Company holds investments in gold for trading purposes. As of December 31, 2015 and 2014 the Company holds investment for trading of $21,517 and $22,755, respectively. The Company reported losses of $0, $10,001, and $0 resulting from changes in fair value during the years of 2015, 2014, and 2013.

Inventories

Inventories, consisting of raw materials, work in process and finished goods related to the Company’s products are stated at the lower of cost or market utilizing the weighted average method. An allowance is established when management determines that certain inventories may not be saleable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, the Company will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates. The Company did not record inventory reserve at December 31, 2015 and 2014.

Advances to Suppliers

Advances to suppliers represent the cash paid in advance for the purchase of raw material from suppliers. The advance payments are intended to ensure preferential pricing and delivery. The amounts advanced under such arrangements totaled $76,472 and $278,257 as of December 31, 2015 and 2014, respectively.

Other Current Assets

Other current assets represent the cash held in personal bank accounts. Most of the Company’s business activities are with peasant farmers and of necessity such transactions are carried out in cash. Corporate bank accounts in the PRC generally have cumbersome procedures for cash deposits and withdrawals. However, such cumbersome procedures are not applicable to personal bank accounts. For this reason, many companies that deal with a significant volume of cash activities often arrange to have a personal bank account established in the name of a trusted employee to facilitate such transactions. The Company’s rights to its funds held in such account are documented through a formal agreement with the individual nominally listed as the account owner. Since 2005, the Company kept a certain amount of cash in personal bank accounts established in the names of its cashiers, accountants, and Chief Executive Officer for the purpose of cash maintenance and management. The Company’s cashier, accountants, and Chief Executive Officer were maintaining and managing cash of $1,004,650 and $1,030,666 on behalf of the Company as of December 31, 2015 and 2014.

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

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2015, 2014, and 2013.

Advances from Customers

Advances from customers at December 31, 2015 and 2014 amounted to $48,842 and $36,959, respectively, and consist of prepayments from customers for merchandise that had not yet been shipped. The Company will recognize the deposits as revenue as customers take delivery of the goods and title to the assets is transferred to customers in accordance with the Company’s revenue recognition policy.

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2015 and 2014, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Shipping and Handling Costs

Shipping costs are included in selling expenses and totaled $335,050, $264,168, and $264,483 for the years ended December 31, 2015, 2014, and 2013, respectively.

Employee Benefits

The Company’s operations and employees are all located in the PRC. The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs. Employee benefit costs totaled $370,985, $243,493, and $109,460 for the years ended December 31, 2015, 2014, and 2013, respectively.

Advertising Costs

Advertising is expensed as incurred and is included in selling, general and administrative expenses on the accompanying statements of income and comprehensive income and totaled $83,612, $196,412, and $127,911 for the years ended December 31, 2015, 2014, and 2013, respectively.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company is the Chinese Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2015, 2014, and 2013 was $318,131, $6,756, and $16,042, respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in the functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

Asset and liability accounts at December 31, 2015 and 2014 were translated at 6.4917 RMB to $1.00 and 6.1385 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rate. The average translation rates applied to the statements of income for the years ended December 31, 2015, 2014, and 2013 were 6.2288 RMB, 6.1432 RMB, and 6.1905 RMB to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Share Buyback from Principal Stockholder

During the year of 2015, we had issued 61,126,166 shares of our common stock to various people in China for the purchase price of $0.11 per share. We were planning to issue 70 million shares of our common stock in total and raised approximately $7.7 million from the issuances. The capital collected from new share issuances would be used to buy back our outstanding preferred stock at approximately $0.09 per share. As the result of the issuances of our common stock and buy back transaction, we had bought back and canceled 78,370,000 shares of preferred stock as of December 31, 2015.

Personal Loans from Officer, Director and Principal Stockholder

During 2015, we obtained an aggregate financial supports of approximately $18,000 from Wuhan ShanqingMeiyao Trading Co., Ltd., whose the principal stockholder is the relative of Mr. Wenping Luo, for the Company’s working capital purpose. We had repaid approximately $32,000 during the year 2015. In addition, at December 31, 2015, we reported a payable of $13,560 to Wuhan ShanqingMeiyao Trading Co., Ltd. These loans were due upon demand and no interest was charged.

During 2015, we obtained an aggregate financial supports of approximately $90,000 from Linhao Tuweicai Restaurant, whose the principal stockholder is the relative of Mr. Wenping Luo, for the Company’s working capital purpose. We had repaid approximately $44,000 during the year 2015. In addition, at December 31, 2015, we reported a payable of $6,105 to Wuhan ShanqingMeiyao Trading Co., Ltd. These loans were due upon demand and no interest was charged.

During 2015 and 2014, we had Ms. Jinfeng Hu, who is Mr. Wenping Luo’s wife, paid approximately $160,000 and $80,579 on behalf of the Company to our suppliers. As of December 31, 2015 and 2014, we reported a payable of $4,313 and $80,579 to Ms. Jinfeng Hu, respectively. The loan was due upon demand and no interest was charged.

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

During 2014, we obtained an aggregate financial supports of approximately $5,937,000 from Mr. Wenping Luo, the principal stockholder and President and Chief Executive Officer and a director of the Company, for the Company’s working capital purpose. We had repaid approximately $5,275,000 during the year 2014. In addition, at December 31, 2014, we reported a payable of $661,820 to Mr. Wenping Luo. These loans were repaid in 2015 and no interest was charged.

Personal Loans to Officer, Director and Principal Stockholder

During 2015, we loaned an aggregate of approximately $31,657,010 to Wenping Luo, the principal stockholder and President and Chief Executive Officer and a director of the Company, for his personal use. $31,329,000 of these loans had been collected by 2015 and the amount due from Mr. Luo to the Company at December 31, 2015 was $328,376. These loans were due upon demand and had been charged interest expensed at 4.35% annually.

During 2015, we loaned an aggregate of approximately $2,700 to Junyi Luo, a relative of Mr. Wenping Luo, for his personal use. The amount due from Mr. Junyi Luo to the Company at December 31, 2015 was $2,619. These loans were due upon demand and no interest was charged.

During 2015, we loaned an aggregate of approximately $481,000 to Laifeng Anpulo Yunxing Transportation Co., Ltd., whose major shareholder is Mr. Wenping Luo, for working capital purpose. $477,000 of these loans had been collected by 2015 and the amount due from Laifeng Anpulo Yunxing Transportation Co., Ltd. to the Company at December 31, 2015 was $10,321. These loans were due upon demand and no interest was charged.

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

Sales to Related Parties

In 2015, the Company made sales of pork products to each of Laifeng Anpulo Yunxing Transportation Co., Ltd., Laifeng Fangchi Hotel, Laifeng Fengming Manor Hotel, and Wuhan Shanqing Meiyao Trading Co., Ltd. The major shareholder of the foregoing four companies, in each case, is Mr. Wenping Luo, the principal stockholder and President and Chief Executive Officer and a director of the Company. As of December 31, 2015, the Company had receivables from these three companies as set forth below:

●	$8,557 from Laifeng Anpulo Yunxing Transportation Co., Ltd.

●	$38,995 from Laifeng Fangchi Hotel.

●	$22,231 from Laifeng Fengming Manor Hotel

●	$42,232 from Wuhan Shanqing Meiyao Trading Co., Ltd.

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

On November 18, 2012, the Company entered into a cooperation agreement with the government of Laifeng County to build and operate a high end hotel. As of April 20, 2014 (disposal date) and December 31, 2013, the Company had invested $2,761,893 (or RMB 17 million) and $2,142,989 in the hotel construction and may need additional $2.95 million capital to complete this construction. On April 20, 2014, the Company assigned and transferred all of its rights and obligations under the cooperation agreement to Laifeng Fengming Manor Hotel Management Co., Ltd. (“Fengming”) for approximately $2.7 million or RMB 17 million. No gain or loss was recognized from this transaction. Fengming is owned by Mr. Junyi Luo, Mr. Wenping Luo’s son. Mr. Wenping Luo does neither have any direct or indirect investment in Fengming nor hold any management position in Fengming. The Company had collected RMB 12 million or $1,953,379 from Fengming on May 2014. The remaining balance of $848,924 had been collected in 2015.

Accumulated Other Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive income for the years ended December 31, 2015, 2014, and 2013 included net income (loss) and unrealized gains from foreign currency translation adjustments.

Segment Information

The Company follows FASB ASC 280-Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. The Company’s management has determined that as of December 31, 2015 and 2014 their operations are in one segment, that of pork retailing business.

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

At December 31, 2015 and 2014, the Company’s cash balances by geographic area were as follows:

	December 31,
	2015		2014
Country:
United States	$-	-	$-	-
China	680,877	100%	740,532	100%
Total cash and cash equivalents	$680,877	100%	$740,532	100%

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

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In May 2014, as part of its ongoing efforts to assist in the convergence of U.S. GAAP and International Financial Reporting Standards, the Financial Accounting Standards Board (“FASB”) issued a new standard related to revenue recognition. FASB issued Accounting Standards Update (“ASU”) No. 2014-9, “Revenue from Contracts with Customers” (“ASU 2014-9”). ASU 2014-9 provides for a single comprehensive principles-based standard for the recognition of revenue across all industries through the application of the following five-step process:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The updated guidance related to revenue recognition which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for the Company starting on January 1, 2017. The Company is currently evaluating the impact this guidance will have on its combined financial position, results of operations and cash flows.

In April 2015, the FASB issued guidance to simplify the presentation of debt issuance costs. This new guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. This new guidance will be effective for us beginning July 1, 2016. We are currently evaluating the impact of this standard on our consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Entities are currently required to retrospectively apply adjustments made to provisional amounts recognized in a business combination. ASU 2015-16 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The guidance is to be applied prospectively to measurement period adjustments that occur after the effective date of the guidance with earlier application permitted for financial statements that have not been issued. The Company elected to adopt ASU 2015-16 early, effective in the year ended December 31, 2015.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. Thestandard requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. Entities are currently required to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. The amendments, which require non-current presentation only (by jurisdiction), are effective for financial statements issued for annual periods beginning after December 15, 2016 with earlier application permitted as of the beginning of an interim or annual reporting period. The guidance is to be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company elected to early adopt this standard, effective as of December 31, 2015. There was no impact from this adoption.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The standard requires several targeted changes including that equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) be measured at fair value with changes in fair value recognized in net income. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. Amendments are to be applied as a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. This standard is effective for fiscal years starting after December 15, 2017, including interim periods within those fiscal years. The standard does not permit early adoption with the exception of certain targeted provisions. The Company is currently assessing the impact and timing of adopting this guidance on its consolidated financial statements.

In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet. Most prominent among the amendments is the recognition of assets and liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. We anticipate this standard will have a material impact on our consolidated balance sheets, and we are currently evaluating its impact.

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued a new standard that changes the accounting for certain aspects of share-based payments to employees. The new guidance requires excess tax benefits and tax deficiencies to be recorded in the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits will no longer be separately classified as a financing activity apart from other income tax cash flows. The standard also allows us to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting, clarifies that all cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity on our cash flows statement, and provides an accounting policy election to account for forfeitures as they occur. The Company is currently assessing the impact and timing of adopting this guidance on its consolidated financial statements.

Based on the Company’s initial assessment of the standard, the Company expects that any potential future disposals of individual hog farms will not be reported as discontinued operations and that the results of operations of any disposed hog farm, including revenues, costs and any gains or losses on disposal, will be classified as continuing operations within the Consolidated Statements of Operations and Comprehensive Income for all periods presented through the date of disposition.

NOTE 3 – ACCOUNTS RECEIVABLE

The Company accrues an allowance for bad debts related to our receivables. The receivable and allowance balances at December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014
Accounts receivable	$4,119,564	$2,696,420
Less: allowance for doubtful accounts	(125,103)	(132,301)
	$3,994,461	$2,564,119

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. After evaluating the collectability of individual receivable balances, the Company increased the allowance for doubtful accounts in the amount of $0, $74,145, and $11,739 for the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 4 – INVENTORIES

At December 31, 2015 and 2014, inventories consisted of the following:

	December 31,
	2015	2014
Raw materials	$86,644	$79,776
Work in process	209,832	84,930
Finished goods	1,488,519	1,095,869
		1,260,575
Less: reserve for obsolete inventory	-	-
	$1,784,995	$1,260,575

For the years ended December 31, 2015, 2014 and 2013, the Company did not make any reserve for obsolete inventory.

NOTE 5 – OTHER RECEIVABLES

At December 31, 2015 and 2014, the Company reported other receivables of $35,264 and $153,704, respectively, including an allowance for doubtful receivables of $117,164 and $4,079.

The balances of other receivables as of December 31, 2015 and 2014 included the following:

	December 31,
	2015	2014
Deposits to supermarkets	$37,913	$130,105
Interest receivable – related party	50,433	-
Travel advances to employees	62,855	16,760
Others	1,208	10,918
	152,409	157,783
Less: allowance for doubtful accounts	(117,164)	(4,079)
	$35,264	$153,704

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company reviews the other receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. After evaluating the collectability of individual receivable balances, the Company recognized recovery gains (bad debt expenses) from the allowance for doubtful accounts in the amount of ($118,069), $225,024, and ($215,688) for the years ended December 31, 2015, 2014 and 2013.

As of December 31, 2013, the Company had a loan receivable of $589,159 to one of the Company’s suppliers, Mr. Benshuang Yao, without collateral and interest burden and due on July 31 and March 31, 2014, respectively. The outstanding loan of $589,159 to Mr. Benshuang Yao at December 31, 2013 was collected in the first quarter of 2014.

NOTE 6 – RESTRICTED ASSETS

At December 31, 2015, the Company reported restricted asset of $865,681. The restricted asset included cash collateral of 61,617 to Enshi Agricultural Development Credit Guarantee Co., Ltd. for providing guarantee at the short-term loan of $1,540,429 from Agricultural Development Bank of China and accounts receivable of $804,064 pledged to Shanghai Pudong Development Bank for a short-term loan of $358,920.

At December 31, 2014, the Company reported restricted assets of $1,368,412. The restricted assets included cash collateral of $65,162 to Enshi Agricultural Development Credit Guarantee Co., Ltd. for providing guarantee at the short-term loan of $1,629,062 from Agricultural Development Bank of China. Additionally, included in the restricted assets, the Company reported a security deposit of $1,303,250 to its loaner, Industrial and Commercial Bank of China, for its short-term loan of $1,172,925.

NOTE 7 – LONG-TERM PREPAID EXPENSES

Long-term prepaid expenses primarily consist of prepaid rental expenses for a sale office located in Wuhan City. The prepaid rental expenses are being amortized using the straight-line method over the lease term of 20 years and expires on November 30, 2033.

Long-term prepaid expenses at December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Long-term prepaid rental expenses	$357,239	$377,794
Less: Accumulated amortization	(37,212)	(20,464)
	$320,027	$357,330

Amortization expense for the years ended December 31, 2015, 2014 and 2013 was $18,616, $18,875, and $1,561, respectively.

The estimated amortization expense of long-term prepaid expenses over each of the next five years and thereafter will be $18,616 per annum.

NOTE 8 – PLANT AND EQUIPMENT

Plant and equipment at December 31, 2015 and 2014 consisted of:

		December 31,
	Useful Life	2015	2014
Buildings	20 years	$7,045,639	$7,281,818
Operating equipment	4 to 10 years	3,475,400	3,738,522
Office equipment	5 years	127,339	131,538
Vehicles	5 to 8 years	399,364	427,849
		11,047,742	11,579,727
Less: accumulated depreciation		(4,873,896)	(4,414,388)
		$6,173,846	$7,165,339

For the years ended December 31, 2015, 2014 and 2013, depreciation expense amounted to $729,218, $739,317, and $722,401, respectively. Depreciation is not taken during the period of construction or equipment installation. Upon completion of the installation of manufacturing equipment or any construction in progress, construction in progress balances will be classified to their respective property and equipment category.

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9 – CONSTRUCTION IN PROGRESS

On December 31, 2015 and 2014, the construction in progress was $0 and $53,955, respectively. Construction in progress mainly consisted of amounts expended for the construction of new hotel project which was cooperated with the government of Laifeng County. This project was a “Build-Operate-Transfer” or BOT hotel project. According to the BOT agreement, the Company would invest in building a hotel in Laifeng County and own the operating right for 20 years from October 1, 2012 to September 30, 2032. After September 30, 2032, the title of the hotel would be transferred to the government of Laifeng County.

On April 20, 2014, the Company assigned and transferred all of its rights and obligations under the cooperation agreement with Laifeng County to Laifeng Fengming Manor Hotel Management Co., Ltd. (“Fengming”) for approximately $2.7 million or RMB 17 million. Fengming is owned by Mr. Junyi Luo, Mr. Wenping Luo’s son. Mr. Wenping Luo does neither have any direct or indirect investment in Fengming nor hold any management position in Fengming. The Company had collected RMB 12 million or $1,953,379 from Fengming on May 2014. The remaining balance of $848,924 had been collected in 2015 and was reported as part of due from related party.

NOTE 10 – INTANGIBLE ASSETS

There is no private ownership of land in China. Land is owned by the government and the government grants land use rights for specified terms. The Company’s land use right has a term of 50 years and expires on March 15, 2057. The Company amortizes the land use rights over the term of the respective land use right. For the years ended December 31, 2015, 2014 and 2013, amortization of land use rights amounted to $80,272, $81,391, and $80,769, respectively. At December 31, 2015 and 2014, intangible assets consisted of the following:

		December 31,
	Useful Life	2015	2014
Land use rights	50 years	$3,851,071	$4,072,656
Others	1 year	5,881	6,220
		3,856,952	4,078,876
Less: accumulated depreciation		(686,236)	(644,269)
		$3,170,716	$3,434,607

The estimated amortization expense of intangible assets over each of the next five years and thereafter will be $80,272.

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 11 – LOANS PAYABLE

Short-term Loans

Short-term bank loan represents an amount due to a bank that is due within one year. This loan can be renewed with the bank upon maturity. At December 31, 2015 and 2014, short-term bank loans consisted of the following:

	December 31,
	2015	2014
Loan payable to Bank of China, annual interest rate of 5.6%, due by November 27, 2015 with buildings and land use rights provided by the shareholders as collateral.	$-	$4,561,375
Loan payable to Agricultural Development Bank of China, annual interest rate of 6%, due by January 15, 2015, guaranteed by Enshi Zhou Nongfa Credit Guarantee Co., Ltd. The loan had been repaid in January 6, 2015.	-	1,629,062
Loan payable to Agricultural Development Bank of China, annual interest rate of 6%, due by September 28, 2015, with the Company’s property and equipment as collateral.	-	3,095,219
Loan payable to Industrial and Commercial Bank of China, annual interest rate of 6%, due by September 9, 2015 with buildings and land use rights provided by 2 individuals, Benshuang Yao and Youxiang Zhou as collateral.	-	2,117,782
Loan payable to Industrial and Commercial Bank of China, annual interest rate of 6%, due by March 17, 2015 with RMB 8 million as collateral which had been reported as restricted cash. The loan had been repaid in March 17, 2015.	-	1,172,925
	-
Loan payable to Laifeng County Small Business Loan Guarantee Company, annual interest rate of 9.72%, due by March 18, 2014 but had been extended to March 18, 2015. The loan was under negotiation with Laifeng County Small Business Loan Guarantee Company for loan extension. Until the date of this report, the negotiation was still in the process.	-	195,487
Loan payable to Laifeng County Small Business Loan Guarantee Company, annual interest rate of 9.72%, due by April 21, 2014 but had been extended to April 21, 2015. The loan was under negotiation with Laifeng County Small Business Loan Guarantee Company for loan extension. Until the date of this report, the negotiation was still in the process.	-	570,172
Loan payable to Laifeng County Small Business Loan Guarantee Company, annual interest rate of 9.72%, due by May 14, 2014 but had been extended to May 14, 2015. The loan was under negotiation with Laifeng County Small Business Loan Guarantee Company for loan extension. Until the date of this report, the negotiation was still in the process.	-	570,172
Loan payable to Bank of China, annual interest rate of 4.35%, due by December 2, 2016 with property provided by Laifeng Urban Construction Investment Co., Ltd. and by the shareholders as collaterals and guaranteed by Laifeng Anpulo Yunxing Transportation Co., Ltd.	$4,313,200	-
Loan payable to Agricultural Development Bank of China, annual interest rate of 5.6%, due by January 21, 2016, guaranteed by Enshi Agricultural Development Credit Guarantee Co., Ltd. and Mr. Wenping Luo. The loan had been repaid in January 21, 2016.	1,540,429	-
Loan payable to Shanghai Pudong Development Bank, annual interest rate of 4.35%, due by March 21, 2016 with Mr. Wenping Luo as guarantor and pledged with Anpulo Laifeng’s accounts receivable of $804,064. The loan had been renewed to June 21, 2016.	358,920	-
Loan payable to Agricultural Development Bank of China, annual interest rate of 4.6%, due by September 22, 2016 with buildings provided by Anpulo Laifeng as collateral.	2,926,814	-
Loan payable to Industrial and Commercial Bank of China, annual interest rate of 4.6%, due by September 9, 2016 with property provided by 2 individuals, Benshuang Yao and Youxiang Zhou as collateral.	2,002,557	-
Loan payable to Laifeng Jiuding Pawn Co., Ltd., annual interest rate of 3.6%, due by April 9, 2016. The loan had been repaid in April 11, 2016	92,425	-

	$11,234,345	$13,912,194

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Long-term Loans

Long-term bank loan represents an amount due to a bank that is due more than one year. At December 31, 2015 and 2014, long-term bank loans consisted of the following:

	December 31,
	2015	2014
Long-term loans	$1,263,151	$-
Less: Discount of long-term loans	(160,130)	-
	$1,103,021	$-

On December 8, 2015, the Company renewed its outstanding short-term loans of $1,263,151 in total with Laifeng County Small Business Loan Guarantee Company to long-term loans with due dates extended from March 18, April 21, and May 14, 2015 to March 19, April 22, and May 15, 2018. In addition, the relevant interest charges are waived during their extended outstanding periods. As of December 31, 2015, the present value of the long-term loans was $1,103,021 with 6% discount rate. During the year ended December 31, 2015, the Company reported a gain of $293,452 from loan restructuring and interest expense of $44,247 amortized from the discount of long-term loans.

NOTE 12 – CAPITAL STOCK

The Company is authorized to issue 500,000,000 shares of preferred stock, $0.001 par value, and as of December 31, 2015 and 2014 it had 11,630,000 shares and 90,000,000 shares issued and outstanding, respectively.

The Company is authorized to issue 1,000,000,000 shares of common stock, $0.001 par value, and as of December 31, 2015 and 2014 it had 184,126,166 shares and 123,000,000 shares issued and outstanding, respectively.

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

During the year of 2015, we had issued 61,126,166 shares of our common stock to various people in China for the purchase price of $0.11 per share. We were planning to issue 70 million shares of our common stock in total and raised approximately $7.7 million from the issuances. The capital collected from new share issuances would be used to buy back our outstanding preferred stock at approximately $0.09 per share. As the result of the issuances of our common stock and buy back transaction, we had bought back and canceled 78,370,000 shares of preferred stock as of December 31, 2015.

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

Since the Company did not realize net income from its operations in the past years, the Company did not allocate any statutory reserve contributions. The reserves amounted to $0 as of December 31, 2015 and 2014.

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 14 – CERTAIN RISKS AND CONCENTRATIONS

Customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended December 31, 2015, 2014, and 2013.

	Years Ended December 31,
Customers	2015	2014	2013
A	19%	26%	24%
B	10%	14%	13%

Suppliers

No supplier accounted for 10% or more of the Company’s purchases during the years ended December 31, 2015, 2014 and 2013.

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

NOTE 15 – SUBSIDY INCOME

During the year ended December 31, 2015, the Company received subsidies from the local government of $1,072,888 in total which included $168,842 for bank interest expenses and $904,046 for subsidies to slaughtering companies and companies operating in poverty and minority area. The Company cannot guarantee it will keep receiving subsidies from the government in the future.

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

Hong Kong

Anpulo International (Hong Kong) Limited (“Anpulo HK”) is incorporated in Hong Kong and is subject to Hong Kong’s profits tax rate of 16.5% for the years ended December 31, 2015, 2014, and 2013. Anpulo HK did not earn any income that was derived in Hong Kong for the years ended December 31, 2015, 2014, and 2013. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

The PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

The components of earnings (losses) before income taxes by jurisdictions are as follows:

	For the Years Ended December 31,
	2015	2014	2013
BVI	$(213,792)	$(178,062)	$(49,612)
PRC	325,077	(951,334)	(825,219)
	$111,285	$(1,129,396)	$(874,831)

Income tax expense for the years ended December 31, 2015, 2014, and 2013 is as follow:

	For the Years Ended December 31,
	2015	2014	2013
Income tax (benefit) provision at China Statutory rate	$(125,000)	$(238,000)	$(206,000)
Benefits of loss not realized	125,000	238,000	206,000
Benefits of NOL realized	-	-	-
	$-	$-	$-

The components of deferred income tax asset are as follow:

	As of December 31,
	2015	2014	2013
Deferred income tax asset:
Net operating loss carry forwards	$877,000	$752,000	$514,000
Valuation allowance	(877,000)	(752,000)	(514,000)
	$-	$-	$-

As of December 31, 2015, the Company has a net operating loss carry forward for tax purposes of approximately $2 million available to offset future taxable income through 2020.

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

NOTE 17 – COMMITMENTS AND CONTINGENCIES

General

The Company follows ASC 450, Accounting for Contingencies, in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be been incurred and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred. The Company has not accounted for any loss contingencies as of December 31, 2015, 2014, and 2013.

Lease obligations

The Company leases office space that has a remaining term of 4 years and expired November 30, 2018 which had been canceled in 2014. Instead, the Company entered into a new leasing agreement with a rental of $3,250 and will be renewed every 6 months. The Company does not have capital leases. In most cases, management expects that, in the normal course of business, leases will be renewed or replaced. Net rental expense relating to the Company’s operating leases for the years ended December 31, 2015, 2014, and 2013 was $43,828, $41,314, and $26,331, respectively.

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

Anpulo Food Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – GOING CONCERN

As reflected in the accompanying financial statements, the Company has accumulated deficit of $3,085,757, a working capital deficit and cash outflow from operating activities of $3,834,223 and $986,028 at December 31, 2015. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management intends to provide the Company with additional loans as needed and is seeking a merger target to implement its strategic plans. Management feels these actions provide the opportunity for the Company to continue as a going concern.

NOTE 19 – SUBSEQUENT EVENT

On March 6, 2016, the Company issued additional 170,000 shares of its common stock to various individuals for a purchase price of $0.11.

Item 19.   Exhibits.

1.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Form 10 filed with the Securities and Exchange Commission on December 10, 2010, as amended.)
1.2	Certificate of Continuation (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
1.3	Memorandum of Association and Articles of Association (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
3.1	Shareholders’ Voting Proxy Agreement dated September 22, 2013 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
4.1	Share Exchange Agreement dated October 30, 2013(incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
4.2	Equity Pledge Agreement dated September 22, 2013 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
4.3	Exclusive Option Agreement dated September 22, 2013 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
4.4	Entrusted Management Agreement dated September 22, 2013 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
4.5	Employment Agreement between Laifeng Anpulo (Group) Food Development Co., Ltd. and Wenping Luo dated December 1, 2013 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
4.6	Employment Agreement between Laifeng Anpulo (Group) Food Development Co., Ltd. and Maochun Kang dated December 1, 2013 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
4.7	Form of Distribution Agreement with Specialty Retail Stores (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 of the Company filed on October 31, 2013, as amended, by the Company with the SEC).
4.8	Form of Securities Purchase Agreement.
8.1	List of Subsidiary. (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F of the Company filed on April 20, 2015).
12.1	Rule 13a – 14(a) Certification of Chief Executive Officer of the Company.
12.2	Rule 13a – 14(a) Certification of Chief Financial Officer of the Company.
13.1+	Rule 13a – 14(b) Certification of Chief Executive Officer of the Company.
13.2+	Rule 13a – 14(b) Certification of Chief Financial Officer of the Company.
101. INS	XBRL Instance Document.
101. SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101. LAB	XBRL Taxonomy Extension Label Linkbase Document.
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.

+ In accordance with the SEC Release 33-8238, deemed being furnished and not filed.

64

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Anpulo Food, Inc.

May 16, 2016	By:	/s/ Wenping Luo
Name: Wenping Luo
Title: Chief Executive Officer

May 16, 2016	By:	/s/ Maochun Kang
Name: Maochun Kang
Title: Chief Financial Officer

65