Form 20-F/A
period 2015-12-31
Anpulo Food, Inc.
filed 2016-07-05
CIK 1500366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Wenping Luo
Chief Executive Officer
Hangkong Road, Xiangfeng Town,
Laifeng County, Hubei, China
Tel: +86 (718) 628 8576
E-mail: Anpulofoodinc@163.com

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

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes  ☐    No  ☒

EXPLANATORY NOTE

This amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) hereby amends Item 7.B.—Related Party Transactions—Transactions with Related Persons—Share Buyback from Principal Stockholder, and Item 16.E.— Purchases of Equity Securities by the Issuer and Affiliated Purchases. The 2015 Form 20-F was originally filed with the Securities and Exchange Commission on May 16, 2016 (the “Original Report”). This Amendment No. 1 is prepared for the sole purpose of clarifying the description of stock issuances described under the first paragraph under the heading “Share Buyback from Principal Stockholder” and amends and restates such paragraph in its entirety.

This Amendment No. 1 speaks as of the filing date of the Original Report. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2015 Form 20-F or reflect any events that have occurred since May 31, 2016.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

PART 1

Item 7.     Major Shareholders and Related Party Transactions

B.           Related Party Transactions

Transactions with Related Persons

Share Buyback from Principal Stockholder

During the year of 2015, we had issued 61,126,166 shares of our common stock to various people in China for the purchase price of $0.11 per share.  Such shares were issued upon conversion of promissory notes issued by Laifeng Anpulo (Group) Food Development Co., Ltd. and Anpulo Group Hefeng Muye Development Co., Ltd, both PRC limited liability companies (the “Debtors”).  Such debt was issued by the Debtors during 2013 through 2015, and such debt was potentially in conflict with the Debtors obligations and rights under the various agreements described in Item 4.A.—Information on the Company—History and Development of the Company—Corporate History.  The capital collected from new share issuances would be used to buy back our outstanding preferred stock at approximately $0.09 per share. As the result of the issuances of our common stock and buy back transaction, we had bought back and canceled 78,370,000 shares of preferred stock as of December 31, 2015.

PART II

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchases

During the year of 2015, we had issued 61,126,166 shares of our common stock to various people in China for the purchase price of $0.11 per share. Such shares were issued upon conversion of promissory notes issued by Laifeng Anpulo (Group) Food Development Co., Ltd. and Anpulo Group Hefeng Muye Development Co., Ltd, both PRC limited liability companies (the “Debtors”).  Such debt was issued by the Debtors during 2013 through 2015, and such debt was potentially in conflict with the Debtors obligations and rights under the various agreements described in Item 4.A.—Information on the Company—History and Development of the Company—Corporate History.  The capital collected from new share issuances would be used to buy back our outstanding preferred stock at approximately $0.09 per share. As the result of the issuances of our common stock and buy back transaction, we had bought back and canceled 78,370,000 shares of preferred stock as of December 31, 2015.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A, Amendment No. 1, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Anpulo Food, Inc.

July 1, 2016	By:	/s/ Wenping Luo
Name: Wenping Luo
Title: Chief Executive Officer

July 1, 2016	By:	/s/ Maochun Kang
Name: Maochun Kang
Title: Chief Financial Officer